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                          January 21, 2022

       Thomas Shannon
       Chief Executive Officer
       Bowlero Corp.
       7313 Bell Creek Road
       Mechanicsville
       Virginia, 23111

                                                        Re: Bowlero Corp.
                                                            Registration
Statement on Form S-1
                                                            Filed January 14,
2022
                                                            File No. 333-262179

       Dear Mr. Shannon:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Nicholas
Lamparski at 202-551-4695 with any questions.




                          Sincerely,


                          Division of Corporation Finance

                          Office of Trade & Services
       cc:                                              David Huntington